Exhibit 23.3

Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Spansion Inc. of our report dated July 22, 2013 with respect to the combined abbreviated financial statements of the analog semiconductor and microcontroller business, a division of Fujitsu Semiconductor Limited, which comprise the combined statement of assets to be acquired and liabilities to be assumed as of March 31, 2012 and 2013, and the related combined statements of revenue and direct expenses for the years then ended, and the related notes to the combined abbreviated financial statements, included in the Current Report on Form 8-K/A of Spansion Inc. dated August 19, 2013.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

January 23, 2014